UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                                                 SEC FILE NUMBER
                                                                      0-22848
                                   FORM 12B-25
                                                                   CUSIP NUMBER
                                                                   912-899-10-1
                           NOTIFICATION OF LATE FILING

(Check one):  | |  Form 10-K & Form 10-KSB    [ ]  Form 20-F    [ ]  Form 11-K
              [X]  Form 10-Q & Form 10-QSB    [ ]  Form N-SAR

                  For Period Ended:  June 30, 1997
                  [   ]       Transition Report on Form 10-K
                  [   ]       Transition Report on Form 20-F
                  [   ]       Transition Report on Form 11-K
                  [   ]       Transition Report on Form 10-Q
                  [   ]       Transition Report on Form N-SAR
                  For the Transition Period Ended: ____________________________

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   Read Instructions (on page 3) Before Preparing Form. Please Print or Type
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         Nothing in this form shall be  construed  to imply that the  Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant

U.S. Wireless Data, Inc.
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

2200 Powell Street
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City, State and Zip Code

Emeryville, CA  94608
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|      (b)        The subject annual report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE
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State below in reasonable  detail the reasons why the Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company is unable to file its Form 10-KSB in accordance with the due date for the fiscal year ending June 30, 1997 due to a lack of personnel resources required for the task. The former chief financial and accounting officer, Michael J. Brisnehan, resigned in November 1996. Mr. Brisnehan continued in a consulting role and assisted with closing the books and preparing the 10-QSB through the third quarter ending March, 1997. The Company has continued to operate with minimal staff for some time due to its financial difficulty. Following the appointment of a new CEO in August 1997, a new chief financial and accounting officer, Robert E. Robichaud, joined the Company on September 5, 1997.


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PART IV - OTHER INFORMATION
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification:

   Robert E. Robichaud            510                          596-2025
   -------------------            ---                          --------
         (Name)                (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                     |X|  Yes          |_|  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion hereof?
                                                     |X|  Yes          |_|  No

          If  so,  attach  an  explanation  of  the  anticipated   change,  both
          narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Based upon preliminary draft financial results, we expect the Company to report a net loss of approximately $460,000 for the first quarter of fiscal year 1998, ending September 30, 1997, as compared to a net loss for the prior first quarter of $162,000. The increased loss reflects charges resulting from the restructuring of the Company as disclosed in the 10-KSBA for the year end June 30, 1997.

          The first quarter estimates are based on preliminary results and are subject to adjustments based on our analysis and preparation of final accounting entries.

                            U.S. WIRELESS DATA, INC.
                            ------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    November 30, 1997                          By:  Robert E. Robichaud
      --------------------------------------             -------------------
                                                         Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other fully authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.